SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CPG Carlyle Commitments Master Fund, LLC
(Name of Issuer)

CPG Carlyle Commitments Master Fund, LLC
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael Mascis
c/o Central Park Advisers, LLC
125 West 55th Street
New York, New York 10019
(212) 317-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart H. Coleman, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

August 1, 2022

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by CPG Carlyle Commitments Master Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the “Fund”), to purchase limited liability company interests in the Fund (the “Interests”). Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will purchase up to $57,800,000 in Interests that are tendered and not withdrawn prior to the end of the day on September 1, 2022, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.	Identity and Background of Filing Person.

The name of the filing person is CPG Carlyle Commitments Master Fund, LLC. The investment adviser of the Fund is Central Park Advisers, LLC (the “Adviser”). The principal executive office of the Fund and the Adviser is located at 125 West 55th Street, New York, New York 10019 and the telephone number is (212) 317-9200. The Fund’s Executive Officers are: Mitchell A. Tanzman, Principal Executive Officer; Michael Mascis, Principal Accounting Officer; Gregory P. Brousseau,, David Connor, Graeme Conway, Ruth S. Goodstein, Brian L. Murray and Rick Salus, each, a Vice President; and Seth L. Pearlstein, Chief Compliance Officer. The Fund’s Directors are: Joan Shapiro Green, Kristen M. Leopold, Janet L. Schinderman, Mitchell A. Tanzman and Sharon J. Weinberg. The address of the Fund’s Executive Officers and Directors is c/o Central Park Advisers, LLC, 125 West 55th Street, New York, New York 10019.

ITEM 10.	Financial Statements.

(1)	Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended March 31, 2021, previously filed with the SEC on Form N-CSR on June 10, 2021;

Audited financial statements for the fiscal year ended March 31, 2022, previously filed with the SEC on Form N-CSR on June 9, 2022.

(2)	The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3)	Not applicable.

(4)	The Fund does not have shares, and consequently does not have book value per share information.

The Fund’s assets will be reduced by the amount of the Interests purchased in the tender offer. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 12.	Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)	Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG CARLYLE COMMITMENTS MASTER FUND, LLC

By:	/s/ Michael Mascis
Name:	Michael Mascis
Title:	Principal Accounting Officer

August 1, 2022

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)	Filing Fee Exhibit.